Clifton Star Announces NI 43-101 Indicated Resources of 1.71 Million oz.

and Inferred Resources of 1.67 Million oz. at Duparquet.

Quebec City, QUEBEC-- (May 24, 2012) – Clifton Star Resources Inc. ("Clifton Star" or the "Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to announce the first 3D block model and an integrated Mineral Resource estimate on the Duparquet project, which also includes the Beattie tailings. The NI 43-101 estimate, dated May 22, 2012, was prepared by InnovExplo Inc., mining consultants from Val-d’Or, Quebec. The report will be filed on SEDAR in the coming weeks.

The estimate is based on 223 surface channel samples and 668 surface holes, totalling 211,259 meters, and 134,766 samples. QA/QC analyses were carried on 18,453 samples (only duplicate samples, excluding blank and standards). Resources were estimated using square inverse distance interpolation method in a block model. A high grade capping of 25g/t Au and a minimum true thickness of 3 meters were used. Gold recovery of 92.8% was incorporated, based on recent metallurgical testing at SGS Lakefield. Combined mining and milling costs of $24/t were used in the Whittle open pit simulations. For the base case scenario, a $1380 CDN /oz gold price and a cut-off grade of 0.60 g/t Au were used for determining the In-Pit resources.

The same 0.60 g/t Au cut-off was used for the Beattie tailings, where most of the resource is in the Indicated category, and includes some Measured resources. This resource of the tailings is based on 258 holes and 450 samples.

For the underground Mineral Resource estimate, a 2.0g/t cut-off and a minimum true thickness of 3 metres were used.

Previously released NI 43-101 resource estimates on the Duparquet project had only resources in the Inferred category. In the present estimate, more than half of all the resources are now in the Indicated category on the basis of contained ounces.

The Total Mineral Resource estimate is as follows:

• Measured resources:	1,284 ounces	( 19,000 t at 2.10 g/t )
• Indicated resources:	1,713,328 ounces	( 29,591,100 t at 1.80 g/t )
• Inferred resources:	1,667,909 ounces	( 29,143,400 t at 1.78 g/t )

The In–Pit mineral resource, base case, is as follows (see Table 1 for sensitivity to cut-off):

• Indicated resources:	1,275,449 ounces	( 21,916,900 t at 1.81 g/t )
• Inferred resources:	1,136,620 ounces	( 23,149,400 t at 1.53 g/t )

Table of In-Pit resources at different cut-offs:

TABLE 1:

Indicated Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 0.90	17 826 300	2.05	1 177 751
	> 0.80	19 083 600	1.98	1 212 082
	> 0.70	20 413 000	1.90	1 244 121
	> 0.65	21 150 000	1.85	1 260 113
	> 0.60	21 916 900	1.81	1 275 499
	> 0.55	22 719 700	1.77	1 290 366
	> 0.50	23 587 300	1.72	1 305 018

Inferred Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 0.90	15 392 000	1.93	954 213
	> 0.80	17 371 900	1.81	1 008 233
	> 0.70	19 841 400	1.67	1 067 640
	> 0.65	21 416 500	1.60	1 101 840
	> 0.60	23 149 400	1.53	1 136 620
	> 0.55	25 225 200	1.45	1 174 909
	> 0.50	27 738 500	1.36	1 217 256

The Underground mineral resources, base case, are as follows (see Table 2 for sensitivity to cut-off):

• Indicated resources:	314,635 ounces	( 3,569,700 t at 2.74 g/t )
• Inferred resources:	531,289 ounces	( 5,994,000 t at 2.76 g/t )

Table of underground resources at different cut-offs:

TABLE 2:

Indicated Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones	> 5.0	59 700	6.10	11 716
	> 4.0	250 400	4.80	38 677
	> 3.5	424 900	4.35	59 435
	> 3.0	969 800	3.71	115 657
	> 2.5	1 815 600	3.25	189 984
	> 2.0	3 569 700	2.74	314 635
	> 1.5	6 622 600	2.28	484 777

Inferred Resources
Zone	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
All Zones and Envelope	> 5.0	164 600	5.67	30 014
	> 4.0	472 700	4.86	73 862
	> 3.5	767 800	4.42	109 043
	> 3.0	1 499 400	3.84	185 086
	> 2.5	3 062 300	3.26	320 804
	> 2.0	5 994 000	2.76	531 289
	> 1.5	10 960 300	2.29	806 584

The resource of the Beattie tailings was also estimated, using a geo-statistical approach and the application of different high grade capping. The same cut-off (0.60 g/t Au) was used as that for the In-Pit base case estimate.

The Beattie tailings resources, base case, are: (see Table 3 for sensitivity to cut-off):

•

Measured resources:

1,284 ounces (19,000 t at 2.10 g/t )

•

Indicated resources:

123,194 ounces (4,104,500 t at 0.93 g/t)

Only the tailings located on dry land were considered in estimating the tailings resources.

TABLE 3: Beattie tailings resource estimation:

Category	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
Total Measured	> 0.8	16 800	2.28	1 233
	> 0.6	19 000	2.10	1 284
	> 0.4	19 900	2.03	1 297
	> 0.2	21 000	1.94	1 307

Category	Cut-off	Tonnes	Grade	Au
	g/t Au		g/t Au	Oz
Total Indicated	> 0.8	3 489 000	0.97	108 423
	> 0.6	4 104 500	0.93	123 194
	> 0.4	4 105 200	0.93	123 213
	> 0.2	4 107 400	0.93	123 278

Gold Price Sensitivities

The following table shows the sensitivity to the tonnage and the contained ounces of gold to changes in the gold price for the In-Pit resource only. The base case utilizes a gold price of CDN $1380/oz. Discrepancies are due to software rounding. The reader is hereby notified that no resource categories were used for that sensitivity study. Inferred and Indicated Resources are included in the mineralized material only for the purpose of the sensitivity study.

TABLE 4: Whittle In-Pit simulations relative to gold price:

Gold price C$/oz	Mineralized material (t)	In-situ Au (oz) all categories	Mill Cut-Off Grade (g/t)
$ 980.00	15 047 768	1 031 677	0.83
$ 1 080.00	24 567 011	1 552 863	0.75
$ 1 180.00	28 807 104	1 719 813	0.69
$ 1 280.00	32 640 664	1 861 064	0.63
$ 1 380.00	45 744 210	2 425 700	0.59
$ 1 480.00	53 665 401	2 723 135	0.55
$ 1 580.00	58 405 418	2 855 835	0.51
$ 1 680.00	65 946 918	3 089 085	0.48
$ 1 780.00	74 134 841	3 361 458	0.46
$ 1 880.00	78 110 582	3 445 042	0.43
$ 1 980.00	83 164 596	3 577 360	0.41

Michel Bouchard, President and CEO declared: “We are pleased to have put together the first comprehensive geo-statistical estimate of resources for the Duparquet Project. Close to half of the resources are now in the Indicated category and most of the mineral resources are within the In-Pit shell. We can still upgrade the resources category by definition drilling, and continue to expand the zones with exploration drilling.

The combined mining and milling costs used in the pit simulation for the base case cut-off are conservative at $24/t, while the gold price is based on the last 3 year average. The preliminary waste/ore ratio at around 8:1, but the offset is the relatively high gold grade at Duparquet. Furthermore, preliminary sensitivities studies indicate that lowering of mining and milling costs, as well as pit design changes, could allow for a lower cut-off and an increase in the resource. Based on the current In–Pit resource estimate, we will evaluate the factors in assessing the economic potential of the Duparquet Project in a Preliminary Economic Assessment, which Clifton will contract out in the coming weeks. We hope to have this study by the end of 2012, assuming normal consulting firm availability”.

The mineral resources stated in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on mineral resources and reserves, definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.

Technical parameters used for the estimation:

•

The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by Regulation 43-101, are Carl Pelletier, B. Sc., P.Geo. and Karine Brousseau, P. Eng. (InnovExplo Inc.), and the effective date of the resource estimate is May 22, 2012.

•

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

•

Tailing results are presented undiluted and in situ. The estimate includes four (4) Tailings Ponds.

•

In-Pit results are presented undiluted within Whittle-optimized pit shells. The estimate includes 7 gold-bearing zones and a remaining envelope containing isolated gold intercepts.

•

Underground results are presented undiluted and in situ, outside Whittle-optimized pitshells. The estimate includes 7 gold-bearing zones and a remaining envelope containing isolated gold intercepts.

•

Tailings resources were compiled at 0.2, 0.4, 0.6 and 0.8 g/t Au cut-off grades.

•

In-Pit resources were compiled at 0.50, 0.55, 0.60, 0.65, 0.70, 0.80 and 0.90 g/t Au cut-off grades.

•

Underground resources were compiled at 1.5, 2.0, 2.5, 3.0, 3.5, 4.0 and 5.0 g/t Au cut-off grades.

•

Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).

•

Tailings: A fixed density of 1.45 g/cm3 was used in mineralized zones and waste.

•

In-Pit and Underground: A fixed density of 2.73 g/cm3 was used in mineralized zones and in the envelope.

•

In-Pit and Underground: A minimum true thickness of 3.0 m. was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed.

•

Tailings: High grade capping was done on the raw data and established at 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t for Zone 3 and 2.2 g/t Au for Zone 4.

•

In-Pit and Underground: High grade capping was done on the raw data and established at 25.0 g/t Au for diamond drill hole assays and channel samples assays.

•

Tailings: Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole sections falling within the mineralized zone envelopes (composite = 0.5 metre).

•

In-Pit and Underground: compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel sample sections falling within the mineralized zone envelopes (composite = 1.5 metres).

•

Resources were evaluated from drill hole and surface channel samples using an ID2 interpolation method in a block model.

•

The tailings measured and indicated categories were defined based on the drill hole spacing (measured, zones 1 and 2 = 30m x 30m grid; indicated, zone 3 = 100m x 100m grid and zone 4 = 200m x 200m grid).

•

The In-Pit and Underground indicated category is defined by the combination of blocks within a maximum distance of 15m from existing stopes and blocks for which the average distance to drill hole composites is less than 30m.

•

Ounce (troy) = Metric Tons x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).

•

The number of metric tonnes was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.

•

InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the Mineral Resource Estimate.

•

Whittle parameters used: Mining cost = 2 C$ / tonne, Pit Slope Angle = 47.5 degrees, Production cost = 22 C$ / tonne, Gold Price = 1380 C$.

Qualified Persons:

The overall content in this news release has been prepared, reviewed and approved by Louis C. Martin, P. Geo., Vice president Exploration of Clifton Star Resources Inc., who is a Qualified Person as defined under Regulation 43-101 guidelines.

The Resources Estimate was prepared by Carl Pelletier, B. Sc., P.Geo., and Karine Brousseau, P. Eng. (InnovExplo Inc.), the Independent and Qualified Persons for the Mineral Resource Estimate, as defined by Regulation 43-101.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial  or  operating  performance  and  other  statements  that  express  management's  expectations  or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities  laws.  The  words  ‘expect’,  ‘believe’,  ‘will’,  ‘intend’,  ‘estimate’  and  similar  expressions  identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward - looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.